Exhibit 99.1
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BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
PROPOSED AMENDMENT TO THE BYE-LAWS

It is proposed that the Bye-Laws be amended at the Annual General Meeting to allow the printing of the securities seal of the Company onto certificates for shares, warrants, debentures or any other form of security to be issued by the Company.
The board (the “Board”) of directors of Brilliance China Automotive Holdings Limited (the “Company”) proposed that bye-laws of the Company (the “Bye-Laws”) be amended to allow the printing of the securities seal of the Company onto certificates for shares, warrants, debentures or any other form of security to be issued by the Company, in addition to the existing practice of affixing securities seal by mechanical means. This proposed amendment to the Bye-Laws is subject to the approval of the shareholders of the Company by way of a special resolution to be proposed at the annual general meeting of the Company to be held on 20th June, 2008 (the “Annual General Meeting”). Details of the proposed amendment to the Bye-Laws are set out in the notice of the Annual General Meeting set out in the circular issued by the Company dated 30th April, 2008.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 30th April, 2008
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only